Exhibit 99.1

SILVER WHEATON CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the West Meeting Room of the Vancouver Convention Centre, 1055 Canada Place, Vancouver, British Columbia on May 20, 2011 at 11:00 a.m. (Vancouver time), for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2010 and the report of the auditors thereon;

(b)	To elect the directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

(d)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2010. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2010 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com.

Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 11:00 a.m. (Vancouver time) on May 18, 2011, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.

Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.

The board of directors of the Company has by resolution fixed the close of business on March 31, 2011 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

If you have any questions, please contact Kingsdale Shareholder Services Inc. by telephone at 1-866-581-1477 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

DATED at Vancouver, British Columbia this 23rd day of March, 2011.

By Order of the Board of Directors
“Peter D. Barnes”
Peter D. Barnes
Chief Executive Officer